                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1
                                      AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1
                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                            (NAME OF SUBJECT COMPANY)



     SAN JUAN PARTNERS, L.L.C.                   ANDOVER GROUP, INC.
 ENCAP ENERGY CAPITAL FUND III, L.P.            CHARLES T. MCCORD III
 ENCAP ENERGY ACQUISITION III-B, INC.     O'SULLIVAN OIL & GAS COMPANY, INC.
        ECIC CORPORATION                        CHRISTOPHER P. SCULLY
    BOCP ENERGY PARTNERS, L.P.              SCOTT W. SMITH FUNDING, L.L.C.
    FIRST UNION INVESTORS, INC.                    JOHN V. WHITING


                                    (BIDDERS)

                          UNITS OF BENEFICIAL INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                   122016 10 8
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                C. N. O'SULLIVAN
                                910 TRAVIS STREET
                                   SUITE 2150
                              HOUSTON, TEXAS 77002
                                 (713) 759-2030

                                 WITH A COPY TO:
                                BRIAN D. BARNARD
                              HAYNES AND BOONE, LLP
                                 201 MAIN STREET
                                   SUITE 2200
                             FORT WORTH, TEXAS 76132
                                 (817) 347-6600
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            CALCULATION OF FILING FEE
================================================================================
    TRANSACTION VALUATION                             AMOUNT OF FILING FEE
================================================================================
       $44,936,595(1)                                     $8,987.32
================================================================================

(1) For purposes of calculating fee only. The amount assumes the purchase of 5,446,860 Units of Beneficial Interest of the Trust at $8.25 per Unit. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,987.32
Form or Registration No.: Schedule 14D-1, dated January 20, 1998
Filing Party: San Juan Partners, L.L.C.
Date Filed: January 20, 1998
================================================================================

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     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 relating to the tender offer by San Juan Partners, L.L.C., a Texas limited liability company (the "Purchaser"), and EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap Energy"), EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap B"), ECIC Corporation, a Texas corporation ("ECIC"), BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), First Union Investors, Inc. a North Carolina corporation ("First Union Investors"), Andover Group, Inc., a Texas corporation ("Andover"), Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation ("O'Sullivan Oil"), Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company ("Smith Funding"), and John V. Whiting (EnCap Energy, EnCap B, ECIC, BOCP, First Union Investors, Andover, McCord, O'Sullivan Oil, Scully, Smith Funding and Whiting are collectively referred to herein as "Parents") to purchase 5,446,860 Units of Beneficial Interest (the "Units") of Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust"), at $8.25 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 20, 1998, as amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). This Amendment No. 1 also amends the Statement on Schedule 13D of the Purchaser and Parents with respect to Units of the Trust. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) - (d) and (g) This Statement is being filed by the Purchaser and Parents. The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference.

         (e) During the last five years, neither Purchaser, Parents nor, to the best knowledge of Parents and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

         (f) During the last five years, neither Purchaser, Parents nor, to the best knowledge of Parents and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         Item 3 is hereby amended and restated in its entirety as follows:

         (a) and (b)       The information set forth under "THE TENDER OFFER --
7. Certain Information Concerning the Purchaser"; "THE TENDER OFFER -- 11. Background of the Offer; Past Contacts, Transactions or Negotiations with the Trust" and "THE TENDER OFFER -- 16. Certain Transactions" of the Offer to Purchase is incorporated herein by reference.

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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 4 is amended and restated in its entirety as follows:

         (a) and (b)       The information set forth under "THE TENDER OFFER --
10. Financing of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 is amended and restated in its entirety as follows:

         (a) As of the date of this Schedule 14D-1 and Schedule 13D, the Purchaser beneficially owned 449,140 Units consisting of approximately 5.1% of currently outstanding Units (the percentage of Units being based upon 8,800,000 Units outstanding as of October 31, 1997, as set forth in the Trust's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997).

         Pursuant to the Amended and Restated Limited Liability Company Regulations of the Purchaser, a copy of which is attached hereto as Exhibit (b) of this Schedule 13D and Schedule 14D-1 and incorporated herein by reference, the Parents have shared voting and dispositive power over the 449,140 Units owned by the Purchaser.

         The information set forth under "INTRODUCTION"; "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser"; "THE TENDER OFFER -- 10. Financing of the Offer" and Schedule II of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth under "INTRODUCTION"; "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser"; "THE TENDER OFFER --
10. Financing of the Offer" and in Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         Item 7 is amended and restated in its entirety as follows:

         The information set forth under "INTRODUCTION"; "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser"; "THE TENDER OFFER -- 10. Financing of the Offer"; "THE TENDER OFFER -- 12. Purpose and Structure of the Offer; Plans for the Trust" and Schedule II of the Offer to Purchase and the information set forth in Exhibits (b), (c)(1) and (c)(2) of this Schedule 13D and Schedule 14D-1 is incorporated herein by reference.

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ITEM 10.          ADDITIONAL INFORMATION

         Item 10(f) is amended and restated in its entirety as follows:

         (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS

(a)(9)   --       Offer to Purchase, dated January 20, 1998, as amended through
                  January 22, 1998.
(a)(10)  --       Letter of Transmittal, as amended through January 22, 1998.
(a)(11)  --       Notice of Guaranteed Delivery.
(a)(12)  --       Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
(a)(13)  --       Letter to Clients for Use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 1998                    SAN JUAN PARTNERS, L.L.C.
     ------------------------------

                                          By: /s/ C. N. O'SULLIVAN
                                             -----------------------------------
                                          Name:   C. N. O'Sullivan
                                          Title:  President - O'Sullivan Oil &
                                                  Gas Company, Inc., Manager


                                          ENCAP ENERGY CAPITAL FUND III, L.P.


                                          By: /s/ ROBERT L. ZORICH
                                             -----------------------------------
                                          Name:   Robert L. Zorich
                                          Title:  Managing Director



                                          ENCAP ENERGY ACQUISITION III-B, INC.


                                          By: /s/ ROBERT L. ZORICH
                                             -----------------------------------
                                          Name:   Robert L. Zorich
                                          Title:  Managing Director



                                          ECIC CORPORATION


                                          By: /s/ ROBERT L. ZORICH
                                             -----------------------------------
                                          Name:   Robert L. Zorich
                                          Title:  Managing Director



                                          BOCP ENERGY PARTNERS, L.P.


                                          By: /s/ ROBERT L. ZORICH
                                             -----------------------------------
                                          Name:   Robert L. Zorich
                                          Title:  Managing Director




                                          FIRST UNION INVESTORS, INC.


                                          By: /s/ TED A. GARDNER
                                             -----------------------------------
                                          Name:   Ted A. Gardner
                                          Title:  Senior Vice President

                                          ANDOVER GROUP, INC.



                                          By: /s/ A. JOHN KNAPP, JR.
                                             -----------------------------------
                                          Name:   A. John Knapp, Jr.
                                          Title:  President


                                          /s/ CHARLES T. McCORD III
                                          --------------------------------------
                                          Charles T. McCord III



                                          O'SULLIVAN OIL & GAS COMPANY, INC.



                                          By:/s/ C. N. O'SULLIVAN
                                             -----------------------------------
                                          Name:  C. N. O'Sullivan
                                          Title: President


                                          /s/ CHRISTOPHER P. SCULLY
                                          --------------------------------------
                                          Christopher P. Scully



                                          SCOTT W. SMITH FUNDING, L.L.C.



                                          By: /s/ SCOTT W. SMITH
                                             -----------------------------------
                                          Name:   Scott W. Smith
                                          Title:  Manager


                                          /s/ JOHN V. WHITING
                                          --------------------------------------
                                          John V. Whiting

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT
NUMBER              EXHIBIT NAME
-------             ------------

(a)(9)   --       Offer to Purchase, dated January 20, 1998, as amended,
                  through January 22, 1998.
(a)(10)  --       Letter of Transmittal, as amended through January 22, 1998.
(a)(11)  --       Notice of Guaranteed Delivery.
(a)(12)  --       Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
(a)(13)  --       Letter to Clients for Use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.